PROSPECTUS SUPPLEMENT dated February 5, 2002
(to Prospectus dated October 31, 2001)

J.P. MORGAN CHASE & CO.

Debt Securities
Preferred Stock
Depositary Shares
Warrants

          This Prospectus Supplement supplements our Prospectus dated October 31, 2001 relating to our debt securities, preferred stock, depositary shares and warrants (the "Prospectus")

Recent Developments

          On January 16, 2002, we announced our 2001 fourth quarter and annual results. Fourth quarter 2001 operating earnings were $0.12 per share, compared with $0.37 per share in the fourth quarter of 2000. Operating income was $247 million in the fourth quarter, compared with $763 million one year ago. Reported net income, which includes merger and restructuring costs, was a loss of $332 million or $0.18 per share in the fourth quarter of 2001. This compares with profits of $708 million, or $0.34 per share, in the fourth quarter of 2000.

          For full year 2001, operating earnings per share were $1.65, compared with $2.96 in 2000. Operating income was $3.41 billion, compared with $5.93 billion in 2000. Reported net income was $1.69 billion, or $0.80 per share, compared with $5.73 billion, or $2.86 per share, in 2000.

          As described in our press release, fourth quarter results were negatively affected by events at Enron Corporation and in Argentina, as well as by continued private equity losses at JPMorgan Partners. Developments at Enron and in Argentina during the fourth quarter of 2001 increased our credit costs and reduced trading and other revenues by a total of $807 million. Separate from, and in addition to the Enron- and Argentina-specific charges, we increased our loan loss reserves by an additional $510 million in response to deteriorating market conditions.

          Following the above-referenced earnings announcement, Standard & Poor's Rating Services revised its outlook on J.P. Morgan Chase and our subsidiaries from stable to negative, citing as its reasons for the revision the above-referenced negative factors as well as negative revenue trends, a poor environment for our investment banking business and the uncertainties surrounding the Enron-related litigation.

          The litigation referred to above relates to an action initiated by us against several major insurance companies seeking payment under Enron-related surety bonds issued by those companies, and an action against Westdeutsche Landesbank ("WLB") seeking to compel payment under an Enron-related letter of credit issued by WLB. We intend to pursue these litigations vigorously and to seek full payment from the sureties and WLB. However, there can be no assurance as to the outcome of these litigations or of any other litigation or proceeding by or against J.P. Morgan Chase relating to Enron.

          Further information relating to our financial results and the other matters referred to above is contained in our reports filed with the SEC and referred to under "Where You Can Find More Information About J.P. Morgan Chase & Co." in the attached prospectus.

ADDITIONAL COMPANY SENIOR SECURITIES

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Senior Securities" following the summary terms of the Company's outstanding Senior Medium-Term Notes, Series C to reflect the issuance, following the date of the Prospectus, of the Company Senior Securities described below:

Additional Senior Medium-Term Notes, Series C

We have issued $826,000,000 aggregate principal amount of our Senior Medium-Term Notes, Series C (the "Series C Notes") since the date of the Prospectus. In the table below we specify the following terms of those Series C Notes:
o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption dates,
      if any.

The interest rate bases or formulas applicable to Series C Notes that bear interest at floating rates are indicated in the table below. The Series C Notes are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below. Unless otherwise indicated below, Series C Notes that are redeemable are redeemable at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Issuance Date Principal Amount Maturity Date Interest Rate/
 Redemption Date

February 5, 2002	$ 441,000,000	February 5, 2004	LIBOR Telerate reset quarterly + .115%

February 5, 2002	$ 385,000,000	February 5, 2004	LIBOR Telerate reset monthly + .135%

ADDITIONAL COMPANY SUBORDINATED SECURITIES

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Subordinated Securities" following the summary terms of the Company's outstanding Subordinated Medium-Term Notes, Series A to reflect the issuance, following the date of the Prospectus, of the Company Subordinated Securities described below:

Additional Subordinated Medium-Term Notes, Series A

We have issued $25,000,000 aggregate principal amount of our Subordinated Medium-Term Notes, Series A (the "Series A Notes") since the date of the Prospectus. In the table below we specify the following terms of those Series A Notes:
o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption dates,
      if any.

The interest rate bases or formulas applicable to Series A Notes that bear interest at floating rates are indicated in the table below. The Series A Notes are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below. Unless otherwise indicated below, Series A Notes that are redeemable are redeemable at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Issuance Date	Principal Amount	Maturity Date	Interest Rate/ Redemption Date

November 28, 2001	$25,000,000	November 28, 2016	6.250%; redeemable commencing November 29, 2004 and on any interest payment date thereafter with 40 calendar days notice.